                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.    10    )*


                                  SYLVAN INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  871371 10 0
                                 -------------
                                (CUSIP Number)



                                DECEMBER 4, 2002
                   -----------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.   871371 10 0                                    Page 2 of 4 Pages
         ---------------------                             ------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person

                                Dennis C. Zensen
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only


          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

                               USA
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    196,518
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                     497,610
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                   196,518
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               497,610
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                        694,128
          ---------------------------------------------------------------------

 (10)     Check box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]
          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                        13%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                        IN
          ---------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   871371 10 0                                    Page 3 of 4 Pages
          --------------                                   -----------------

                        AMENDMENT NO. 10 TO SCHEDULE 13G


Item 1.
         (a)   Name of Issuer:      Sylvan Inc.
         (b)   Address of issuer's principal executive offices:

               333 Main Street
               PO Box 249
               Saxonburg, PA  16056

Item 2
         (a)   Name of person filing:      Dennis C. Zensen
         (b)   Address of principal business office:

               Sylvan Inc.
               333 Main Street
               PO Box 249
               Saxonburg, PA  16056

         (c)   Citizenship:      United States of America
         (d)   Title of class of securities:      Common Stock
         (e)   CUSIP number:      871371 10 0

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable

Item 4.      Ownership
         (a)   Amount beneficially owned:      694,128 as of December 31, 2002
         (b)   Percent of class:               13%
         (c)   Number of shares as to which the person has:
               (i)      Sole power to vote or to direct the vote:        196,518
               (ii)     Shared power to vote or to direct the vote:      497,610
               (iii)    Sole power to dispose or to direct the disposition of:
                                                                         196,518
               (iv)     Shared power to dispose or to direct the disposition of:
                                                                         497,610

Item 5.      Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

         Item 6 is hereby amended to read as follows:

         Of the total 694,128 shares beneficially owned by Dennis C. Zensen, 497,610 shares are owned as joint tenant with his wife, Carol A. Zensen. No person other than Mr. and Mrs. Zensen has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares.

CUSIP No.   871371 10 0                                    Page 4 of 4 Pages
          --------------                                  -------------------



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8.      Identification and Classification of Members of the Group:

         Not applicable

Item 9.      Notice of Dissolution of Group

         Not applicable

Item 10.      Certification

         Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 18, 2003



                                             Signature:  /s/ DENNIS C. ZENSEN
                                                         -----------------------
                                                             Dennis C. Zensen